Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

December 31, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	Telenav, Inc.
Schedule 13E-3
File No. 005-85953, filed on December 21, 2020 by Telenav, Inc.
Schedule 14A
File No. 001-34720, filed on December 18, 2020 by Telenav, Inc.

Ladies and Gentlemen:

On behalf of our client, Telenav, Inc. (“Telenav” or the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Schedule 13E-3 (the “Schedule 13E-3”), filed via EDGAR on December 21, 2020 by the Company, V99, Inc. and those other persons listed therein, and the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed via EDGAR on December 18, 2020 by the Company. Telenav is concurrently submitting via EDGAR a revised version of the Proxy Statement that includes changes in response to the Staff’s comments (the “Revised Proxy Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Schedule 13E-3 and Proxy Statement, as applicable), all page references herein correspond to the Revised Proxy Statement.

Schedule 13E-3

General

1.

The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders. At present, the mandated legend has been placed on the first page of a voluntarily-included letter to shareholders preceding the proxy statement. Please reposition the legend so that it is placed on the outside front cover page of the disclosure document required by Rule 13e-3(e).

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

December 31, 2020

In response to the Staff’s comment, the Company has added a new section immediately following the “Notice of Special Meeting of Stockholders” titled “About This Proxy Statement,” which includes the legend required by Rule 13e-3(e)(1)(iii).

Item 7. Purposes, Alternatives, Reasons and Effects

2.

The registrant suffered net operating losses for fiscal years 2017-2020. Please revise to specify the constituency or constituencies, if any, expected to become the beneficiaries of the registrant’s future use of any net operating loss carryforwards. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

The Company supplementally advises the Staff that V99 will receive the benefit of the net operating losses for fiscal years 2017-2020, but such operating losses will be subject to an annual limitation. At this time, the amount cannot be quantified, but the Company is actively working with its accountants to determine if quantification is practicable. In response to the Staff’s comment, the Company has revised the disclosure on pages 55, 56 and 57 of the Revised Proxy Statement.

3.

Under Item 7(d), disclosure content has been incorporated by reference that does not include the cost savings expected to be achieved by virtue of the registrant no longer being required to file periodic reports under the federal securities laws. We noticed V99 is the constituency expected to benefit from the anticipated annual savings in regulatory compliance-related costs. Quantify that benefit to the extent practicable, and indicate the savings will be achieved on an annual, recurring basis. Refer to Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Revised Proxy Statement.

Item 8. Fairness of the Transaction

4.

Please revise to state, if true, that the Board produced the fairness determination on behalf of Telenav, Inc. Regardless of any delegation of authority to the Board, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the Board. The term “subject company” is defined in Item 1000(f) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 49 of the Revised Proxy Statement.

Securities and Exchange Commission

December 31, 2020

5.

Please direct the issuer’s fairness determination to Telenav’s unaffiliated security holders as defined in Rule 13e-3(a)(4). At present, the fairness determination has been directed at “Telenav stockholders not affiliated with or related to the Purchaser Group,” which constituency still may include affiliates of the issuer such as Telenav’s officers and directors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 43, 44 and 49 of the Revised Proxy Statement.

6.

Please revise the discussion of the material factors considered by Telenav’s Board to make clearer that the factors considered were those supporting the rationale for the fairness determination made on behalf of the issuer. See Item 1014(b) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 49 of the Revised Proxy Statement.

7.

Please produce a complete discussion of the factors considered by Telenav in support of its fairness determination by specifically addressing all of the factors identified in Instruction 2 to Item 1014 of Regulation M-A. See Item 1014(b) of Regulation M-A. For example, the fairness of the consideration in relation to net book value and going concern value should be specifically addressed by Telenav, or an analysis of those factors conducted by another party, such as the financial advisor, should be expressly adopted. Refer to Instruction 2 of Item 1014 of Regulation M-A and Questions 20-21 in Exchange Act Release 17719 (April 13, 1981). Negative responses to Item 1014 are required under Instruction E to Schedule 13E-3.

In response to the Staff’s comment, the Company has revised the disclosure on pages 50 and 51 of the Revised Proxy Statement.

8.

Please advise us, with a view toward revised disclosure, how Telenav complied with Item 1014(c), (e) and (f) of Regulation M-A. For example, it is unclear how independent directors, even if members of a special committee, could be characterized as being unaffiliated with the issuer. Separately, for purposes of Item 1014(c) of Regulation M-A, the term “unaffiliated security holder” is defined under Rule 13e-3(a)(4) as distinguished from the terms of the transaction. Note also that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 8 must be disclosed. Refer also to Questions 20-21 in Exchange Act Release 17719 (April 13, 1981).

The Company supplementally advises the Staff that V99 advised the Company that V99 considered whether based on the facts and circumstances other officers or directors should be parties to the Schedule 13E-3 separate from that of the Company and determined that it was not appropriate given their lack of ownership of V99, lack of commitment to vote in favor of the deal

Securities and Exchange Commission

December 31, 2020

as stockholders and treatment as all other stockholders, and that they would not be directors of V99 or the Surviving Corporation. Further, as disclosed on page 50 of the Revised Proxy Statement, the Company has not received any firm offers by any person, other than the filing persons, during the past two years for (i) the merger or consolidation of the Company with or into another company or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of the Company, or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company, each in such case as would require disclosure under Item 1014(f) of Regulation M-A. In response to the Staff’s comment regarding Item 1014(e) of Regulation M-A, the Company has revised the disclosure on page 51 of the Revised Proxy Statement, and in response to the Staff’s comment regarding Item 1014(c) of Regulation M-A, the Company has revised the disclosure on page 21 of the Revised Proxy Statement.

Item 13. Financial Statements, page 13

9.

Because financial statements have been incorporated by reference (and not reprinted) in order to fulfill the registrant’s disclosure obligations, Instruction 1 of Item 13 requires that a summary of the financial information specified in Item 1010(a) be included. Accordingly, summarized financial information must be prepared in accordance with Item 1010(c) of Regulation M-A. Please disclose all of the information required by Item 1010(c)(1) for all relevant periods specified in Item 1010(a) of Regulation M-A, or advise. Guidance relating to the application of a nearly identical instruction in the context of a tender offer appearing in a July 2001 interpretations supplement, interpretation I.H.7, is publicly available at: https://www.sec.gov/interps/telephone/phonesupplement3.htm

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Revised Proxy Statement to include current assets, non-current assets, current liabilities, non-current liabilities and total liabilities as of the balance sheet dates set forth therein, as well as the Company’s net book value per share as of September 30, 2020, which is the date of its most recent balance sheet.

Schedule 14A

10.

The first page of the proxy statement, as defined in Rule 14a-1(g) — and distinguished from the Notice or any letter to shareholders — must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please place the required legend on the proxy statement and the form of proxy. See Rule 14a-6(e)(1).

In response to the Staff’s comment, the Company has added a new section immediately following the “Notice of Special Meeting of Stockholders” titled “About This Proxy Statement,” which shall serve as the first page of the proxy statement and contains the legend required by Rule 14a-6(e)(1). In addition, the Company has revised the form of proxy card to include the legend required by Rule 14a-6(e)(1).

Securities and Exchange Commission

December 31, 2020

11.

Please disclose on the first page of the proxy statement, in accordance with the registrant’s obligation under Item 1(b) of Schedule 14A as well as Rule 14a-6(d), the approximate date upon which the proxy statement and form of proxy will be sent or given to security holders.

In response to the Staff’s comment, the Company has added a new section immediately following the “Notice of Special Meeting of Stockholders” titled “About This Proxy Statement,” which contains disclosure regarding the approximate date upon which the proxy statement and form of proxy will be delivered, as required under Item 1(b) of Schedule 14A as well as Rule 14a-6(d).

12.

Please advise us why a Table of Contents serves as the apparent first page of the proxy statement as defined in Rule 14a-1(g). Neither the letter to shareholders, Notice or the Schedule 14A codified at Rule 14a-101 are part of the proxy statement (as defined).

In response to the Staff’s comment, the Company has added a new section immediately following the “Notice of Special Meeting of Stockholders” titled “About This Proxy Statement,” which shall serve as the first page of the proxy statement.

Questions and Answers about the Special Meeting and Merger, page 12

13.

The special committee has been described as an “unaffiliated representative” that has been “retained” by Telenav directors “to act solely on behalf of unaffiliated [ ] stockholders.” It is unclear how the directors serving on such committee can suspend their fiduciary duties to affiliated stockholders. Given the definition of affiliate in Rule 13e-3(a)(1), and the guidance enunciated in CDI 201.05 that directors are generally viewed as affiliates, please advise us, with a view towards revised disclosure, how existing directors can be characterized as “unaffiliated” representatives who were “retained.” See Release No. 34-16075 (08-02-79).

In response to the Staff’s comment, the Company has added disclosure on pages 13 and 48 of the Revised Proxy Statement to state that no unaffiliated representative was engaged by the Special Committee or a majority of the directors who are not employees of the Company to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction.

Cautionary Statement Concerning Forward-Looking Information, page 17

14.

The Private Securities Litigation Reform Act of 1995 does not apply to Rule 13e-3 transactions. At present, the disclosure suggests forward-looking statements made in periodic reports incorporated by reference remain protected. Please remove the implication that forward-looking statements contained within this proxy statement, by incorporation by reference or otherwise, are entitled to the Act’s safe harbor provisions.

Securities and Exchange Commission

December 31, 2020

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Revised Proxy Statement.

Form of Proxy

15.

Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised “with regard to any other matter properly brought before the meeting . . . .”

In response to the Staff’s comment, the Company has revised the form of proxy card to conform to the disclosure codified in Rule 14a-4(c) for special meetings.

* * * *

Please direct any questions regarding the Company’s responses or the Revised Proxy Statement to me at (650) 320-4509 or jreigel@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Julia Reigel
Julia Reigel, Esq.

cc:	Steve Debenham, Esq., Telenav, Inc.

Robert Ishii, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rich Mullen, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Erika Muhl, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Lior Nuchi, Esq., Norton Rose Fulbright US LLP

Mara Rogers, Esq., Norton Rose Fulbright US LLP